September 13, 2019

Richard Christopher
Chief Financial Officer
INVIVO THERAPEUTICS HOLDINGS CORP.
One Kendall Square
Suite B14402
Cambridge, MA 02139

       Re: INVIVO THERAPEUTICS HOLDINGS CORP.
           Form 10-K for the Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-37350

Dear Mr. Christopher:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery